Contact

www.linkedin.com/in/winstonwuwc (LinkedIn)

Top Skills

Mergers
Mergers
Financial Modeling

Languages

Chinese

Certifications

Level I

Honors-Awards

Global Winner - Sony Alpha Photo Contest

Winston Wu

Media | Wharton MBA | Ex-Investment Banker
Philadelphia, Pennsylvania, United States

Experience

Invincible

Chief Operating Officer
May 2022 - Present (2 years 7 months)

The Wharton School

MBA
July 2020 - May 2022 (1 year 11 months)
Philadelphia, Pennsylvania, United States

Cedar Fair Entertainment Company

MBA Summer Strategic Initiatives Associate
May 2021 - August 2021 (4 months)
Charlotte, North Carolina, United States

UBS

Director
March 2018 - June 2019 (1 year 4 months)
Singapore

Corporate Client Solutions

UBS Investment Bank

6 years 8 months

Associate Director
March 2014 - February 2018 (4 years)

Analyst
July 2011 - February 2014 (2 years 8 months)

UBS Investment Bank

Summer Analyst
June 2010 - August 2010 (3 months)

Corporate Finance team covering SEA M&A, ECM and DCM transactions

General Electric Capital Asia

Finance Intern
May 2009 - August 2009 (4 months)
Summer Intern, Technical Accounting Advisory and Controllership Team

Developed online platform for Asia team's non-performing loans workflows and equity database

Conducted technical accounting research, financial model reviews and deal structuring recommendations for Asia's portfolio of private equity deals and non-performing loans

Prepared accounting memos for complex deal structures - successfully identified accounting exception in a US$5m tripartite lease structure leading to ratification of initial recommendations

Successfully worked with teams in India, China, Korea, Japan, Malaysia and Singapore on Statutory-to-GAAP translation reviews

AGN Boon Suan Lee
Audit Trainee
January 2007 - May 2007 (5 months)
Independently performed full audits of private limited firms and assisted in transactions testing

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Education

The Wharton School
Master of Business Administration - MBA · (2020 - 2022)

Singapore Management University
Bachelor of Business Management (Finance) and Bachelor of Accountancy (Summa Cum Laude), Finance and Accountancy · (2007 - 2011)

The Wharton School
Finance · (2009 - 2010)

Raffles Institution
· (2003 - 2004)